Exhibit 12.1

SL Green Realty Corp.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

SL Green Realty Corp.’s ratios of earnings to combined fixed charges and preferred stock dividends for the five years ended December 31, 2003 were as follows:

	Year Ended December 31,
	2003	2002	2001	2000	1999

Earnings

Income from continuing operations	$60,505	$53,558	$49,005	$45,988	$44,394
Add: JV cash distributions	36,469	22,482	26,909	25,550	—
Interest	44,001	33,946	42,411	37,729	26,626
Portion of rent expense representative of interest	9,187	9,304	9,394	9,434	9,461

Total earnings	$150,161	$119,290	$127,719	$118,701	$80,481

Fixed Charges and Preferred Stock Dividends

Interest	44,001	33,946	42,411	37,729	26,626
Preferred stock dividends	7,712	9,690	9,658	9,626	9,598
Interest capitalized	—	—	—	—	—
Portion of rent expense representative of interest	9,187	9,304	9,394	9,434	9,461
Amortization of loan costs expensed	3,844	3,427	3,608	3,388	2,268

Total Fixed Charges and Preferred Stock Dividends	$64,743	$56,367	$65,071	$60,177	$47,953

Ratio of earnings to combined fixed charges and preferred stock dividends	2.32	2.12	1.96	1.97	1.68

The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, our (x) earnings consist of income or loss from continuing operations plus distributions from unconsolidated joint ventures, and exclude gains or losses from sale of property, cumulative effect of changes in accounting principles plus fixed charges and (y) fixed charges consist of interest expense including the amortization of debt issuance costs, rental expense deemed to represent interest expense, preferred dividends paid on our 8.0% Series A preferred income equity redeemable shares and preferred dividends on our 7.625% series C cumulative redeemable preferred stock. We converted our 8.0% Series A preferred income equity redeemable shares on September 30, 2003.